UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 29, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Legal Proceedings

Signature page

Key figures[1]	Q3 and first nine months of fiscal 2010[2]
(preliminary and unaudited; in millions of €, except where otherwise stated)

			% Change		1st nine months		% Change
Growth and profit	Q3 2010	Q3 2009	Actual	Adjusted[3]	2010	2009	Actual	Adjusted[3]

Continuing operations
New orders	20,871	17,160	22%	16%	57,691	60,244	(4)%	(4)%
Revenue	19,170	18,348	4%	0%	54,749	56,937	(4)%	(4)%

Total Sectors
Profit Total Sectors	2,331	1,667	40%		6,724	5,543	21%
in % of revenue (Total Sectors)	12.7%	9.6%			12.9%	10.3%

EBITDA (adjusted)	2,871	2,184	31%		8,219	7,032	17%
in % of revenue (Total Sectors)	15.7%	12.5%			15.7%	13.1%

Continuing operations
EBITDA (adjusted)	2,801	2,505	12%		8,292	7,220	15%
Income from continuing operations	1,441	1,224	18%		4,451	3,439	29%
Basic earnings per share (in euros)[4]	1.63	1.35	21%		5.02	3.82	31%

Continuing and discontinued operations[5]
Net income	1,435	1,317	9%		4,464	3,560	25%
Basic earnings per share (in euros)[4]	1.62	1.45	12%		5.03	3.96	27%

Return on capital employed			1st nine months	1st nine months
	Q3 2010	Q3 2009	2010	2009

Continuing operations
Return on capital employed (ROCE)	14.2%	11.7%	15.1%	11.4%

Continuing and discontinued operations[5]
Return on capital employed (ROCE)	14.2%	12.6%	15.1%	11.8%

Free cash flow and Cash conversion			1st nine months	1st nine months
	Q3 2010	Q3 2009	2010	2009

Total Sectors
Free cash flow	2,867	1,689	7,053	3,977
Cash conversion	1.23	1.01	1.05	0.72

Continuing operations
Free cash flow	2,145	1,064	4,121	628
Cash conversion	1.49	0.87	0.93	0.18

Continuing and discontinued operations[5]
Free cash flow	2,129	1,067	4,058	519
Cash conversion	1.48	0.81	0.91	0.15

Employees (in thousands)	June 30, 2010		September 30, 2009
	Cont. Op.	Total[6]	Cont. Op.	Total[6]

Employees	402	402	405	405
Germany	128	128	128	128
Outside Germany	274	274	277	277

1	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors profit; ROE; ROCE; Free cash flow; cash conversion rate; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	April 1, 2010 — June 30, 2010 and October 1, 2009 — June 30, 2010.

3	Adjusted for portfolio and currency translation effects.

4	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2010 and 2009 weighted average shares outstanding (basic) (in thousands) for the third quarter amounted to 868,863 and 866,426 respectively and for the first nine months to 867,890 and 864,282 shares respectively.

5	Discontinued operations primarily consist of former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.

6	Continuing and discontinued operations.

7	Profit margin including PPA effects is 16.0% for Healthcare and 12.6% for Diagnostics.

8	Return on equity is calculated as annualized Income before income taxes of Q3 divided by average allocated equity for Q3 of fiscal 2010 (€1.475 billion).

SIEMENS
Earnings Release Q3 2010
April 1 to June 30, 2010
Munich, Germany, July 29, 2010
Topline Growth, Record Sectors Profit
Orders grow in all three Sectors and all three regions
Total Sectors profit climbs 40%

Peter Löscher, President and Chief Executive Officer of Siemens AG

“Siemens gained further momentum in the third quarter,” said Siemens CEO Peter Löscher. “Such order growth last occurred in 2008. Strong demand took our order backlog to a record level. At the same time, Sectors profit reached its highest point ever, and will clearly exceed the level of the prior year.”

Financial Highlights:
•	For the first time in more than a year, both revenue and orders increased year-over-year. Revenue also increased sequentially for the second quarter in a row.

•	Orders of €20.871 billion were up 22% compared to the prior-year quarter (16% organically), including order growth in all three Sectors and all three reporting regions. The combined order backlog for the Sectors hit a new high of €89 billion.

•	Revenue of €19.170 billion was 4% higher (level organically), despite substantial order declines throughout the prior fiscal year.

•	Total Sectors profit for the quarter rose 40% year-over-year, to a record high €2.331 billion.

•	Income from continuing operations was €1.441 billion (basic EPS €1.63), up 18% from the third quarter a year earlier, and net income of €1.435 billion (basic EPS €1.62) was 9% higher.

•	Free cash flow from continuing operations improved substantially, to €2.145 billion from €1.064 billion in the third quarter a year ago.
Media Relations: Alexander Becker
Phone: +49 89 636-36558
E-mail: becker.alexander@siemens.com

Dr. Constantin Birnstiel
Phone: +49 89 636-33032
E-mail: constantin.birnstiel@siemens.com
Siemens AG,
80333 Munich, Germany

Siemens     2
Orders and Revenue

Strong order growth lifts
backlog to new high
All Sectors delivered topline growth in the third quarter, particularly including Siemens’ short-cycle businesses. Orders climbed 22%, the first quarterly increase in new orders compared to a prior-year period in more than a year. Revenue rose more modestly at 4%, due to lower order intake during prior periods. Both order and revenue growth benefited from currency translation effects. On an organic basis, excluding currency translation and portfolio effects, orders rose 16% and revenue came in level with the prior-year quarter. The combined book-to-bill ratio for the Sectors was 1.10, and their combined order backlog increased to a record-high €89 billion, which also includes positive currency translation effects.
Sequential revenue growth
continues in all Sectors
Revenue in Industry rose 7% compared to the prior-year period on higher sales in five of the Sector’s six Divisions. Healthcare revenue increased 10% year-over-year with contributions from all Divisions. Reported revenue in Energy came in just above the prior-year level. All three Sectors posted their second straight quarter of sequential revenue growth in fiscal 2010.
On a geographic basis, higher revenue included double-digit increases in Asia, Australia and the Americas, again including strong growth in emerging markets. Within an overall decline in the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME), revenue rose 9% in Germany.
Double-digit order
growth in all Sectors
Order intake increased in all Sectors, led by a 33% rise in Industry including double-digit growth in all Divisions. Energy reported order growth of 18%, due mainly to substantially higher volume from major orders. Healthcare also posted double-digit demand growth with all Divisions contributing to the increase.
Orders grew in all three regions. The Americas reported the sharpest increase, due in part to a number of large Energy contracts won during the quarter. Double-digit growth in Europe/CAME was led by Industry. Within an overall increase for Asia, Australia, orders came in lower in India due to a large power transmission order in the prior-year period.

Book-to-Bill

0.94
0.95
1.09
0.98
1.09
17,160 18,348
18,747 19,714
18,976 17,352
17,844 18,227
20,871 19,170
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010

Figures in millions of €

● New Orders ● Revenue ○ Book-to-Bill ratio

New Orders & Revenue

	Q3 2009	Q3 2010	% Change Actual	% Change Adjusted*
New Orders	17,160	20,871	22%	16%
Revenue	18,348	19,170	4%	0%

Figures in millions of €

* Excluding currency translation and portfolio effects

New Orders & Revenue by Region

New Orders
11% 13% 9,750 11,043
44% 45% 2,327 3,363
35% 47% 4,322 6,350
40% 51% 3,008 4,556
3% 13% 3,088 3,478
29% 35% 1,077 1,457
(20)% (11)% 592 528
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
(3)% (2)% 10,303 10,103
9% 9% 2,612 2,859
3% 11% 4,922 5,485
(3)% 4% 3,742 3,885
6% 15% 3,123 3,582
9% 14% 1,376 1,566
8% 23% 386 474

Figures in millions of €

● Q3 2009 ● Q3 2010 ○ Actual change * Commonwealth of Independant States
● Adjusted change (throughout excluding currency translation and portfolio effects)

New Orders & Revenue by Sectors

New Orders
27% 33% 6,597 8,805
12% 18% 6,849 8,061
10% 18% 2,772 3,260
Industry Sector
Energy Sector
Healthcare Sector
Revenue
3% 7% 8,129 8,720
(5)% 0% 6,436 6,462
4% 10% 2,865 3,152

Figures in millions of €

● Q3 2009 ● Q3 2010 ○ Actual change
● Adjusted change

Siemens     3
Income and Profit

Record high for Total Sectors profit
Total Sectors profit reached a new high of €2.331 billion in the third quarter, including profit increases in all three Sectors compared to the prior-year period. Energy remained the top earnings contributor, again executing well on its large order backlog. Industry produced high double-digit profit growth, due mainly to recovery of its short cycle businesses as well as tight cost management. Healthcare also posted high double-digit profit growth, in part because the prior-year period was burdened by charges of €128 million associated with particle therapy contracts.
Income climbs on strong
rise in Total Sectors profit
Income from continuing operations for the third quarter rose 18% year-over-year, to €1.441 billion. Basic earnings per share (EPS) on a continuing basis rose to €1.63 from €1.35 a year earlier. Higher Total Sectors profit was the main driver of these increases. Corporate items and pensions for the third quarter improved year-over-year, and Centrally managed portfolio activities recorded a lower loss. These improvements were more than offset by significantly lower profit from Equity Investments, lower gains from disposals of real estate at Siemens Real Estate (SRE), a loss at Siemens IT Solutions and Services, and negative results from Corporate Treasury activities.
Net income rose to €1.435 billion in the third quarter. A year earlier, net income of €1.317 billion included €93 million in income from discontinued operations, which benefited from a €154 million effect related to the sale of a stake in the enterprise networks business. Basic EPS increased to €1.62 compared to €1.45 a year earlier.

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funded Status

Sectors generate substantial
increase in free cash flow
Free cash flow at the Sector level climbed to €2.867 billion in the third quarter, taking Free cash flow from continuing operations up to €2.145 billion from €1.064 billion in the prior-year period.
Free cash flow from continuing operations rose on the strong increase in Total Sectors profit compared to the prior-year period and positive changes in net working capital. The current period included approximately €0.1 billion in outflows related to severance charges. The prior-year quarter included approximately €0.3 billion in outflows stemming from previous charges related to project reviews and structural initiatives as well as to SG&A reduction. The cash conversion rate climbed to 1.49 compared to 0.87 in the same quarter a year earlier.
ROCE rises on higher income
On a continuing basis, return on capital employed (ROCE) rose to 14.2% from 11.7% in the third quarter a year earlier. The increase was due mainly to higher income from continuing operations. To a lesser extent, ROCE improved on a decline in average capital employed.
Pension underfunding increases
The estimated underfunding of Siemens’ principal pension plans as of June 30, 2010, amounted to approximately €6.1 billion, compared to an underfunding of approximately €4.0 billion at the end of fiscal 2009 and approximately €4.6 billion at the end of the second quarter.
The decline in funded status since March 31, 2010 is due primarily to an increase in Siemens’ defined benefit obligation (DBO) and, to a minor extent, a negative return on plan assets. The DBO rose due to a decrease in the discount rate assumption as of June 30, 2010 as well as with accrued service and interest costs. While the change in funded status generally does not affect earnings for the current fiscal year, it affects Other comprehensive income within equity on the balance sheet.

Sectors     5
Industry Sector

Broad-based growth,
strong profit performance
Industry clearly increased its third-quarter profit, revenue and orders compared to the prior-year period, when the Sector saw substantial weakness in its end markets. With an improved macroeconomic environment in the current quarter and continued execution on profitability initiatives, Industry generated Sector profit of €900 million. The Sector’s steadily recovering short-cycle businesses posted strong revenue growth and volume-driven profit increases, led by Industry Automation and OSRAM. Revenue grew more slowly for Industry overall, at 7%. New orders climbed 33% year-over-year on growth at all Divisions. In addition to organic growth, the Sector’s revenue and order totals benefited from currency translation effects amounting to seven percentage points for orders and five percentage points for revenue. Growth in orders was well-distributed geographically, with all three regions posting double-digit increases. While all three regions posted higher revenue, growth was driven by a double-digit increase in Asia, Australia, particularly including China. Industry’s book-to-bill ratio was above 1 for the quarter, and its order backlog increased to €29 billion.
Profit climbs on
strong revenue growth
Industry Automation was the Sector’s top profit contributor, delivering third-quarter profit of €278 million. Profit rose sharply compared to the prior-year period, due in part to economies of scale on significantly higher revenue. The Division also improved its business mix while maintaining cost discipline. Industry Automation recorded double-digit increases in revenue and orders in all three regions, with the fastest growth coming from Asia, Australia. Purchase price accounting (PPA) effects related to the fiscal 2007 acquisition of UGS Corp. were €37 million compared to €34 million in the third quarter a year earlier.
Longer-cycle businesses
bottoming out
Third-quarter profit at Drive Technologies rose 28% year-over-year, to €219 million. The increase was driven by a strong earnings improvement in the Division’s fast-growing short-cycle activities, which increased capacity utilization on higher revenue. Third-quarter revenue rose slowly for the Division overall due to the Division’s longer cycle businesses. Against a low basis of comparison in the prior-year quarter, orders came in 37% higher with increases in all business units and all three regions.

Sectors     6

Profit rises, volume stabilizing
Building Technologies increased its third-quarter profit year-over-year to €93 million, due mainly to earnings improvement in its low-voltage business. Revenue and orders grew in Asia, Australia and the Americas, even though the commercial construction market in the U.S. remained weak.
Global demand drives profit growth in lighting
Strong demand for OSRAM’s LEDs and automotive solutions fueled a 27% rise in third quarter revenue at OSRAM. The Division combined higher capacity utilization with an improved product mix and streamlined cost structure to generate €127 million in profit. Revenue climbed strongly in all geographic regions compared to the prior-year quarter. With increasing demand for next-generation solid-state and LED lighting solutions, OSRAM intends to continue investing in market expansion and LED production capacity in coming quarters.
Process industries still challenging
Industry Solutions posted profit of €75 million in the third quarter, below the level of the prior-year period. Third-quarter revenue declined 6% year-over-year, strongly influenced by lower order intake in recent periods particularly in the metals technologies business. Against a low basis of comparison, orders came in 27% above the level of the prior-year quarter on growth in Asia, Australia and the Americas.
Steady profit performance, stable revenue generation
Mobility increased third-quarter profit to €107 million on level revenue, as the Division benefited from the execution of programs to improve performance in its project business. Order growth came primarily from significantly higher orders in the rolling stock business, including a major order in Russia.

Sectors     7

Energy Sector

Continued profit performance, double-digit order growth
The Energy Sector was again the top contributor to Total Sectors profit, generating €925 million in profit in the third quarter. The Sector continued to execute well on its substantial order backlog, particularly at Fossil Power Generation, Renewable Energy and Power Transmission. As a result, third-quarter profit was up 7% year-over-year on higher earnings in nearly all Divisions.
The broad energy market showed signs of improvement, and for the first time in more than a year the Sector posted a quarterly increase in new orders compared to a prior-year period. Major orders played a substantial role in the Sector’s 18% order increase, most notably in Power Transmission, Renewable Energy and Oil & Gas. In addition to organic growth, the Sector’s order total benefited from currency translation effects amounting to six percentage points.
On a geographic basis, orders in the current period rose in Europe/CAME and the Americas, and declined in Asia, Australia. Third-quarter revenue remained flat year-over-year, due in part to a currency translation tailwind that added five percentage points to reported revenue. This result was due primarily to lower order intake in prior periods. Revenue was higher in the Americas and came in lower in Asia, Australia and Europe/CAME. Energy’s book-to-bill ratio was 1.25 for the quarter. In combination with positive currency translation effects, this took the Sector’s order backlog up to a new high at €54 billion.
Profit climbs on strong execution
Fossil Power Generation led all Siemens Divisions with €379 million in profit, an increase of 9% compared to the third quarter a year earlier. The Division continued to execute well in its project business and benefited from a more favorable revenue mix. While the fossil power generation market remained challenging, the Division’s 14% decline in new orders was smaller than the declines in recent quarters. Third-quarter revenue came in only slightly lower year-over-year, in part due to cushioning from Fossil Power Generation’s large order backlog.
Exceptional order intake, profit at record level
Renewable Energy delivered an impressive performance in the third quarter, reaching new highs for profit, revenue and orders. Third-quarter profit climbed 29% year-over-year, to €129 million, on a 25% rise in revenue. The Division demonstrated its global leadership in the off-shore wind-farm market by winning a number of major orders in Europe, and also took in its largest-ever onshore order. New orders overall came in at €2.271 billion, a 26% increase compared to the third quarter a year earlier.

Sectors     8

Profit declines on lower revenue
Oil & Gas posted third-quarter profit of €108 million, a volume-driven decline compared to the prior-year period. The Division’s 9% revenue decline was strongly influenced by a drop in orders in prior periods. Against a low basis of comparison, third-quarter orders came in higher year-over-year due in part to a higher volume from major orders.
Profit growth, large contract wins
Power Transmission increased its third-quarter profit to €205 million on higher revenue and strong project performance. Orders surged 47% on the strength of two large contract wins for grid access to off-shore wind-farms.
Profit rises, order development stabilizing
Third-quarter profit at Power Distribution rose to €102 million on a more favorable revenue mix, even as overall revenue came in lower due to weak order development during prior periods. The power distribution market continued to show signs of stabilization, and third-quarter orders came in 4% higher year-over-year.

Sectors     9

Healthcare Sector

Solid growth drives strong earnings conversion
The Healthcare Sector showed strong growth in profit, revenue and orders in a more favorable market environment. Third-quarter profit rose to €506 million on higher revenue and strong execution, including continued cost discipline. For comparison, profit in the same period a year earlier was burdened by €128 million in charges at the Workflow & Solutions Division, while the current period benefited from a gain of €40 million, taken at the Sector level, related to a joint venture. PPA effects related to past acquisitions at Diagnostics were €46 million in the third quarter. In addition, Healthcare recorded €18 million of integration costs associated with the next phase of integration activities at Diagnostics. In the same quarter a year earlier, PPA effects and integration costs totaled €52 million.
Third-quarter orders for Healthcare climbed 18% and revenue rose 10%. Orders came in higher in all three geographic regions compared to the prior-year quarter, while revenue rose in Asia, Australia and the Americas. In addition to organic growth, the Sector’s order and revenue totals benefited from currency translation effects amounting to seven percentage points for orders and seven percentage points for revenue. Healthcare’s book-to bill ratio was 1.03 for the quarter, and its order backlog was €7 billion.
Strong execution in an improving environment
Imaging & IT delivered strong profit growth and double-digit increases in revenue and orders compared to the third quarter a year ago. Profit climbed to €329 million on higher revenue and structural cost savings. Third-quarter revenue came in 11% higher year-over-year, and orders climbed 21%, with most business units recording increases in both revenue and orders. Growth was driven by strong demand in Asia, Australia, particularly including China, and in the Americas region, which saw rapid growth in Brazil from a small base. On an organic basis, revenue was up 4% and orders rose 13% compared to the prior-year quarter.
Growth in the solutions business
Workflow & Solutions contributed €22 million to Sector profit compared to a loss of €107 million in the prior-year period, when the Division took the €128 million in project charges mentioned earlier. Double-digit order growth included a major order for hospital equipment in Spain.

Sectors     10

Stable profit performance on
slow organic growth

Revenue at Diagnostics rose 8% compared to the third quarter a year earlier, or 1% on an organic basis, excluding currency translation effects. The increase came from the Americas and Asia, Australia, particularly including double-digit growth in Brazil and China from a small base. Revenue declined in Europe/CAME.
Profit rose to €121 million despite an increase in total PPA effects and integration costs. In the third quarter a year earlier, these impacts were €45 million and €7 million, respectively. In the current period, PPA effects were €46 million, and the Division also recorded €18 million in costs for integration activities.

Equity Investments and Cross-Sector Businesses     11

Equity Investments and Cross-Sector Businesses

Profit at Equity Investments was €2 million in the third quarter compared to €157 million a year earlier. The difference year-over-year is mainly due to a gain of €309 million in the prior- year period from the sale of Siemens’ stake in Fujitsu Siemens Computers (Holding) B.V., partly offset by an equity investment loss of €121 million related to Enterprise Networks Holding B.V.
Both periods included equity investment losses related to Nokia Siemens Networks B.V. (NSN), amounting to €81 million in the current period and €72 million a year earlier. NSN reported to Siemens that it took restructuring charges and integration costs totaling €114 million in the current quarter, compared to €69 million in the same period a year earlier. Profit from Equity Investments is expected to be volatile in coming quarters.
After the end of the quarter, NSN announced that it entered into an agreement with Motorola, Inc. to acquire the majority of Motorola’s wireless network infrastructure assets subject to regulatory approval.

Loss on lower revenue at Siemens
IT Solutions and Services

Siemens IT Solutions and Services posted a loss of €81 million in the third quarter, including charges of €38 million related to a loss contract in Europe/CAME. The business continued to face operational challenges while operating in highly competitive external markets, and expects substantial charges in coming quarters related to a previously announced plan to reduce its global workforce.

Exceptional results in the commercial finance business
Siemens Financial Services delivered €113 million in profit (defined as income before income taxes) in the third quarter, up from €87 million in the prior-year quarter. The increase in profit compared to the prior-year period came mainly from the commercial finance business, which benefited from a favorable credit environment as well as early terminations of financings.
These factors more than offset lower results from SFS’s internal services business. Total assets rose to €13.050 billion, due primarily to currency translation effects.

Centrally Managed Portfolio Activities, Corporate Activities and Eliminations     12

Centrally Managed Portfolio Activities, Corporate Activities and Eliminations

Lower loss at electronics assembly systems
Centrally managed portfolio activities posted a loss of €16 million in the third quarter compared to a loss of €99 million in the prior-year period. The current period includes a loss of €13 million related to electronics assembly systems. For comparison, the third quarter a year earlier included a higher loss related to electronics assembly systems, primarily including €59 million in operating losses and severance expenses. Divestment of the electronics assembly systems business is expected to result in a loss.
Lesser gains from real estate disposals
Income before income taxes at Siemens Real Estate (SRE) was €107 million in the third quarter. For comparison, income before income taxes of €244 million in the same period a year earlier included a gain of €221 million on the disposal of Siemens’ residential real estate holdings. Assets with a book value of €130 million were transferred to SRE during the quarter as part of Siemens’ program to bundle its real estate assets into SRE. SRE will continue to incur costs associated with the program in coming quarters, and expects to continue with real estate disposals depending on market conditions.
Expenses for Corporate items again lower than prior year
Corporate items and pensions totaled a negative €266 million in the third quarter compared to a negative €431 million in the same period a year earlier. The difference was due primarily to Corporate items, which were a negative €223 million compared to a negative €326 million in the third quarter of fiscal 2009. Results related to an asset retirement obligation swung from a loss in the prior-year period to a €64 million positive result in the current quarter, which was partly offset by carve-out costs related to Siemens IT Solutions and Services. For comparison, the third quarter a year earlier included a charge of €54 million related to a legal settlement as well as severance expenses of €33 million.
Interest rate derivatives effect burdens Corporate Treasury results
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €125 million in the third quarter compared to a positive €18 million in the same period a year earlier. The difference is due primarily to changes in fair market values for interest rate derivatives not qualifying for hedge accounting, which resulted from a decline in interest rates within the current quarter.

Outlook     13

Outlook

We continue to expect a mid-single-digit percentage decline in organic revenue in fiscal 2010 due in part to the stabilizing effect of our strong order backlog. We expect Total Sectors profit for fiscal 2010 above the prior-year level of €7.466 billion. This increase from our earlier guidance of €6.0 to €6.5 billion correspondingly raises our expectation for after-tax growth in income from continuing operations. This outlook excludes major impacts that may arise from restructuring, portfolio transactions, impairments, and legal and regulatory matters.

Note and Disclaimer     14

Note and Disclaimer

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings. Financial Publications are available for download at:
www.siemens.com/ir à Publications & Events.
New orders and backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors profit; return on equity, or ROE; return on capital employed, or ROCE; Free cash flow; cash conversion rate, or CCR; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements.
A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures can be found on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F, which can be found on Siemens’ Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Today beginning at 09:00 a.m. CEST, the telephone conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/conferencecall. The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well. Starting at 11:00 CEST, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduc-
tion of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended June 30, 2010 and 2009 and as of September 30, 2009
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	6/30/10	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	8,805	6,597	8,441	7,871	278	258	8,720	8,129	900	534	10,953	10,551	979	673	177	171	253	264
Energy	8,061	6,849	6,392	6,350	70	86	6,462	6,436	925	863	1,461	1,594	1,158	489	130	139	117	98
Healthcare	3,260	2,772	3,126	2,849	26	16	3,152	2,865	506	270	13,967	12,813	729	527	85	85	169	172

Total Sectors	20,126	16,218	17,959	17,070	374	360	18,334	17,430	2,331	1,667	26,380	24,958	2,867	1,689	392	395	539	534
Equity Investments	—	—	—	—	—	—	—	—	2	157	3,463	3,833	388	152	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	993	1,091	798	844	247	258	1,045	1,102	(81)	19	336	241	1	(71)	27	25	35	39
Siemens Financial Services (SFS)	195	189	149	154	44	34	193	188	113	87	13,050	11,704	13	55	36	24	89	80
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	136	99	103	107	3	19	106	126	(16)	(99)	(461)	(543)	(12)	(32)	2	2	2	(1)
Siemens Real Estate (SRE)	500	429	73	85	413	344	487	429	107	244	4,843	4,489	(12)	3	73	87	68	42
Corporate items and pensions	104	104	89	88	27	21	116	109	(266)	(431)	(9,211)	(7,445)	(235)	(298)	15	12	15	21
Eliminations, Corporate Treasury and other reconciling items	(1,183)	(970)	—	—	(1,109)	(1,036)	(1,109)	(1,036)	(125)	18	66,383	57,689	(865)	(434)	(5)	—	(14)	(15)

Siemens	20,871	17,160	19,170	18,348	—	—	19,170	18,348	2,064	1,662	104,783	94,926	2,145	1,064	539	545	733	700

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010, additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €183 and €95 in the three months ended June 30, 2010 and 2009, respectively. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the nine months ended June 30, 2010 and 2009 and as of September 30, 2009
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	6/30/10	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	25,076	25,174	24,283	25,254	805	808	25,088	26,062	2,595	2,139	10,953	10,551	2,701	1,898	416	552	742	772
Energy	21,061	23,589	18,030	18,749	230	283	18,260	19,032	2,608	2,437	1,461	1,594	2,679	1,001	327	399	321	272
Healthcare	9,075	8,619	8,895	8,739	55	46	8,951	8,785	1,521	967	13,967	12,813	1,674	1,078	231	242	478	492

Total Sectors	55,212	57,382	51,209	52,742	1,091	1,137	52,299	53,879	6,724	5,543	26,380	24,958	7,053	3,977	974	1,193	1,540	1,536
Equity Investments	—	—	—	—	—	—	—	—	(10)	129	3,463	3,833	402	231	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	3,096	3,403	2,356	2,700	712	827	3,069	3,527	(74)	90	336	241	(135)	(216)	62	88	102	142
Siemens Financial Services (SFS)	597	568	502	480	94	87	597	567	310	270	13,050	11,704	255	273	82	79	247	239
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	306	425	212	422	10	39	223	461	(56)	(233)	(461)	(543)	(92)	(199)	5	8	6	27
Siemens Real Estate (SRE)	1,408	1,295	225	278	1,169	1,017	1,394	1,295	275	326	4,843	4,489	24	15	207	205	199	116
Corporate items and pensions	318	281	245	315	97	38	342	353	(710)	(1,120)	(9,211)	(7,445)	(1,699)	(2,329)	35	36	48	64
Eliminations, Corporate Treasury and other reconciling items	(3,246)	(3,110)	—	—	(3,174)	(3,145)	(3,174)	(3,145)	(169)	(273)	66,383	57,689	(1,689)	(1,124)	(10)	(7)	(45)	(51)

Siemens	57,691	60,244	54,749	56,937	—	—	54,749	56,937	6,290	4,732	104,783	94,926	4,121	628	1,354	1,602	2,098	2,073

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €421 and €324 in the nine months ended June 30, 2010 and 2009, respectively. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three and nine months ended June 30, 2010 and 2009
(in millions of €, per share amounts in €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2010	2009	2010	2009
Revenue	19,170	18,348	54,749	56,937
Cost of goods sold and services rendered	(13,383)	(13,367)	(38,401)	(41,355)

Gross profit	5,787	4,981	16,348	15,582
Research and development expenses	(936)	(989)	(2,678)	(2,875)
Marketing, selling and general administrative expenses	(2,871)	(2,586)	(7,941)	(7,974)
Other operating income	188	597	656	881
Other operating expense	(100)	(206)	(190)	(491)
Income (loss) from investments accounted for using the equity method, net	34	(97)	85	(29)
Interest income	543	512	1,590	1,618
Interest expense	(470)	(508)	(1,406)	(1,699)
Other financial income (expense), net	(111)	(42)	(174)	(281)

Income from continuing operations before income taxes	2,064	1,662	6,290	4,732
Income taxes	(623)	(438)	(1,839)	(1,293)

Income from continuing operations	1,441	1,224	4,451	3,439
Income (loss) from discontinued operations, net of income taxes	(6)	93	13	121

Net income	1,435	1,317	4,464	3,560

Attributable to:
Non-controlling interests	24	57	98	135
Shareholders of Siemens AG	1,411	1,260	4,366	3,425
Basic earnings per share
Income from continuing operations	1.63	1.35	5.02	3.82
Income (loss) from discontinued operations	(0.01)	0.10	0.01	0.14

Net income	1.62	1.45	5.03	3.96

Diluted earnings per share
Income from continuing operations	1.61	1.34	4.97	3.80
Income (loss) from discontinued operations	(0.01)	0.10	0.01	0.13

Net income	1.60	1.44	4.98	3.93

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)
For the three and nine months ended June 30, 2010 and 2009
(in millions of €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2010	2009	2010	2009
Net income	1,435	1,317	4,464	3,560
Currency translation differences	1,144	(37)	2,136	(345)
Available-for-sale financial assets	(2)	36	25	45
Derivative financial instruments	(336)	195	(653)	184
Actuarial gains and losses on pension plans and similar commitments	(1,014)	320	(1,643)	(1,857)

Other comprehensive income, net of tax (1)	(208)	514	(135)	(1,973)

Total comprehensive income	1,227	1,831	4,329	1,587

Attributable to:
Non-controlling interests	65	39	191	149
Shareholders of Siemens AG	1,162	1,792	4,138	1,438

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €46 and €43, respectively, for the three months ended June 30, 2010 and 2009, and €50 and €34 for the nine months ended June 30, 2010 and 2009, respectively.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the three months ended June 30, 2010 and 2009
(in millions of €)

	Three months
	ended June 30,
	2010	2009
Cash flows from operating activities
Net income	1,435	1,317
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (1)	733	707
Income taxes	620	487
Interest (income) expense, net (2)	(75)	(5)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(104)	(361)
(Gains) losses on sales of investments, net (3)	(2)	(324)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	—	5
(Income) losses from investments (1)(3)	(25)	107
Other non-cash (income) expenses	(286)	(1)
Change in current assets and liabilities
(Increase) decrease in inventories	(384)	229
(Increase) decrease in trade and other receivables	(18)	520
(Increase) decrease in other current assets (4)	88	253
Increase (decrease) in trade payables	152	(718)
Increase (decrease) in current provisions	130	(85)
Increase (decrease) in other current liabilities (4)	709	(390)
Change in other assets and liabilities (2)(4)	(228)	37
Additions to assets held for rental in operating leases (5)	(183)	(95)
Income taxes paid	(514)	(442)
Dividends received	443	200
Interest received	177	171

Net cash provided by (used in) operating activities — continuing and discontinued operations	2,668	1,612
Net cash provided by (used in) operating activities — continuing operations	2,684	1,609
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment (5)	(539)	(545)
Acquisitions, net of cash acquired	(48)	(27)
Purchases of investments (3)	(57)	(61)
Purchases of current available-for-sale financial assets	(4)	(4)
(Increase) decrease in receivables from financing activities	(84)	63
Proceeds from sales of investments, intangibles and property, plant and equipment (3)	290	810
Proceeds and (payments) from disposals of businesses	18	(10)
Proceeds from sales of current available-for-sale financial assets	10	15

Net cash provided by (used in) investing activities — continuing and discontinued operations	(414)	241
Net cash provided by (used in) investing activities — continuing operations	(385)	208
Cash flows from financing activities
Proceeds from re-issuance of treasury stock	23	—
Repayment of long-term debt (including current maturities of long-term debt)	—	(500)
Change in short-term debt and other financing activities	(232)	224
Interest paid	(125)	(207)
Dividends paid to non-controlling interest holders	(22)	(22)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(356)	(505)
Net cash provided by (used in) financing activities — continuing operations	(401)	(469)
Effect of exchange rates on cash and cash equivalents	192	(6)
Net increase (decrease) in cash and cash equivalents	2,090	1,342
Cash and cash equivalents at beginning of period	9,849	7,735

Cash and cash equivalents at end of period	11,939	9,077
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	110	59

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	11,829	9,018

(1)	Impairments, net of reversals of impairments, on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively to conform to the current year presentation.

(2)	Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.

(3)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(4)	Includes effects from the retrospective application of an amended accounting pronouncement in fiscal 2010, which resulted in the reclassification of certain derivatives, not qualifying for hedge accounting, from current to non-current. In addition, the prior year presentation related to derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current year presentation.

(5)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the nine months ended June 30, 2010 and 2009
(in millions of €)

	Nine months
	ended June 30,
	2010	2009
Cash flows from operating activities
Net income	4,464	3,560
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (1)	2,098	2,096
Income taxes	1,844	1,349
Interest (income) expense, net (2)	(184)	73
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(333)	(351)
(Gains) losses on sales of investments, net (3)	(22)	(346)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(2)	12
(Income) losses from investments (1)(3)	(88)	33
Other non-cash (income) expenses	(384)	237
Change in current assets and liabilities
(Increase) decrease in inventories	(898)	(983)
(Increase) decrease in trade and other receivables	221	1,044
(Increase) decrease in other current assets (4)	(58)	(177)
Increase (decrease) in trade payables	(511)	(1,666)
Increase (decrease) in current provisions	222	(1,064)
Increase (decrease) in other current liabilities (4)	114	(1,145)
Change in other assets and liabilities (2)(4)	(312)	(11)
Additions to assets held for rental in operating leases (5)	(421)	(324)
Income taxes paid	(1,335)	(1,159)
Dividends received	495	359
Interest received	502	584

Net cash provided by (used in) operating activities — continuing and discontinued operations	5,412	2,121
Net cash provided by (used in) operating activities — continuing operations	5,475	2,230
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment (5)	(1,354)	(1,602)
Acquisitions, net of cash acquired	(488)	(199)
Purchases of investments (3)	(161)	(705)
Purchases of current available-for-sale financial assets	(125)	(30)
(Increase) decrease in receivables from financing activities	27	(117)
Proceeds from sales of investments, intangibles and property, plant and equipment (3)	459	1,106
Proceeds and (payments) from disposals of businesses	43	(254)
Proceeds from sales of current available-for-sale financial assets	41	27

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,558)	(1,774)
Net cash provided by (used in) investing activities — continuing operations	(1,485)	(1,589)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock	92	134
Proceeds from issuance of long-term debt	—	3,973
Repayment of long-term debt (including current maturities of long-term debt)	—	(500)
Change in short-term debt and other financing activities	(751)	296
Interest paid	(345)	(639)
Dividends paid	(1,388)	(1,380)
Dividends paid to non-controlling interest holders	(103)	(110)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(2,495)	1,774
Net cash provided by (used in) financing activities — continuing operations	(2,631)	1,480
Effect of exchange rates on cash and cash equivalents	376	27
Net increase (decrease) in cash and cash equivalents	1,735	2,148
Cash and cash equivalents at beginning of period	10,204	6,929

Cash and cash equivalents at end of period	11,939	9,077
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	110	59

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	11,829	9,018

(1)	Impairments, net of reversals of impairments, on investments accounted for using the equity method and non-current available-for-sale investments are reclassified retrospectively to conform to the current year presentation.

(2)	Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.

(3)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(4)	Includes effects from the retrospective application of an amended accounting pronouncement in fiscal 2010, which resulted in the reclassification of certain derivatives, not qualifying for hedge accounting, from current to non-current. In addition, the prior year presentation related to derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current year presentation.

(5)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2010 (preliminary and unaudited) and September 30, 2009
(in millions of €)

	6/30/10	9/30/09
ASSETS
Current assets
Cash and cash equivalents	11,829	10,159
Available-for-sale financial assets	262	170
Trade and other receivables	15,272	14,449
Other current financial assets (1)	2,508	2,407
Inventories	16,304	14,129
Income tax receivables	777	612
Other current assets	1,317	1,191
Assets classified as held for disposal	680	517

Total current assets	48,949	43,634

Goodwill	17,975	15,821
Other intangible assets	5,363	5,026
Property, plant and equipment	11,982	11,323
Investments accounted for using the equity method	4,879	4,679
Other financial assets (1)	11,138	10,525
Deferred tax assets	3,783	3,291
Other assets	714	627

Total assets	104,783	94,926

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	458	698
Trade payables	7,578	7,593
Other current financial liabilities (1)	2,457	1,600
Current provisions	4,771	4,191
Income tax payables	2,194	1,936
Other current liabilities	21,218	20,311
Liabilities associated with assets classified as held for disposal	141	157

Total current liabilities	38,817	36,486

Long-term debt	20,032	18,940
Pension plans and similar commitments	8,054	5,938
Deferred tax liabilities	802	776
Provisions	3,015	2,771
Other financial liabilities (1)	1,517	706
Other liabilities	2,335	2,022

Total liabilities	74,572	67,639

Equity
Common stock, no par value (2)	2,743	2,743
Additional paid-in capital	5,937	5,946
Retained earnings	23,914	22,646
Other components of equity	359	(1,057)
Treasury shares, at cost (3)	(3,431)	(3,632)

Total equity attributable to shareholders of Siemens AG	29,522	26,646

Non-controlling interests	689	641

Total equity	30,211	27,287

Total liabilities and equity	104,783	94,926

(1)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see Note 1 to Interim Consolidated Financial Statements).

(2)	Authorized: 1,111,513,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(3)	45,130,237 and 47,777,661 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the three months ended June 30, 2010 and 2009
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2010	2009	% Change		therein		2010	2009	% Change		therein		2010	2009	%Change	2010	2009
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	8,805	6,597	33%	27%	7%	(1)%	8,720	8,129	7%	3%	5%	(1)%	900	534	69%	10.3%	6.6%	9-13%
Industry Automation	1,783	1,265	41%	35%	6%	0%	1,587	1,279	24%	19%	5%	0%	278	100	178%	17.5%	7.8%	12-17%
Drive Technologies	1,859	1,358	37%	31%	6%	0%	1,815	1,699	7%	3%	4%	0%	219	171	28%	12.0%	10.1%	11-16%
Building Technologies	1,823	1,599	14%	8%	6%	0%	1,738	1,657	5%	0%	5%	0%	93	69	35%	5.4%	4.2%	7-10%
OSRAM	1,153	911	27%	21%	8%	(2)%	1,153	911	27%	21%	8%	(2)%	127	8	>200%	11.0%	0.9%	10-12%
Industry Solutions	1,487	1,170	27%	19%	8%	0%	1,461	1,562	(6)%	(11)%	5%	0%	75	90	(16)%	5.2%	5.8%	5-7%
Mobility	1,236	880	40%	34%	11%	(4)%	1,593	1,590	0%	(1)%	4%	(2)%	107	98	10%	6.7%	6.2%	5-7%
Energy Sector	8,061	6,849	18%	12%	6%	0%	6,462	6,436	0%	(5)%	5%	0%	925	863	7%	14.3%	13.4%	11-15%
Fossil Power Generation	2,097	2,447	(14)%	(20)%	5%	0%	2,348	2,397	(2)%	(5)%	3%	0%	379	347	9%	16.2%	14.5%	11-15%
Renewable Energy	2,271	1,802	26%	22%	4%	0%	953	761	25%	16%	7%	3%	129	100	29%	13.5%	13.1%	12-16%
Oil & Gas	1,268	807	57%	48%	10%	0%	998	1,098	(9)%	(15)%	6%	0%	108	132	(18)%	10.8%	12.0%	10-14%
Power Transmission	1,787	1,215	47%	39%	8%	0%	1,582	1,532	3%	(3)%	6%	0%	205	183	12%	12.9%	11.9%	10-14%
Power Distribution	768	739	4%	(2)%	6%	0%	734	770	(5)%	(10)%	6%	0%	102	97	5%	13.8%	12.6%	11-15%
Healthcare Sector(3)	3,260	2,772	18%	10%	7%	0%	3,152	2,865	10%	4%	7%	0%	506	270	87%	16.0%	9.4%	14-17%
Imaging & IT	1,920	1,589	21%	13%	8%	0%	1,868	1,688	11%	4%	7%	0%	329	277	19%	17.6%	16.4%	14-17%
Workflow & Solutions	432	345	25%	19%	6%	0%	382	333	15%	8%	6%	0%	22	(107)	—	5.8%	(32.1)%	11-14%
Diagnostics(4)	964	891	8%	2%	7%	0%	959	887	8%	1%	7%	0%	121	104	17%	12.6%	11.7%	16-19%

Total Sectors	20,126	16,218	24%	18%	7%	0%	18,334	17,430	5%	0%	5%	0%	2,331	1,667	40%

Siemens IT Solutions and Services	993	1,091	(9)%	(12)%	2%	0%	1,045	1,102	(5)%	(8)%	2%	0%	(81)	19	—	(7.8)%	1.7%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

(3)	In fiscal 2010, the profit margin effect from PPA was 1.5 percentage points and profit margin excluding PPA was 17.5%. In fiscal 2009, the profit margin effect from PPA and integration costs was 1.8 percentage points and profit margin excluding PPA effects and integration costs was 11.2%.

(4)	In fiscal 2010, the profit margin effect from PPA was 4.8 percentage points and profit margin excluding PPA was 17.4%. In fiscal 2009, the profit margin effect from PPA and integration costs was 5.9 percentage points and profit margin excluding PPA effects and integration costs was 17.6%.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the nine months ended June 30, 2010 and 2009
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2010	2009	% Change		therein		2010	2009	% Change		therein		2010	2009	%Change	2010	2009
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	25,076	25,174	0%	(1)%	1%	0%	25,088	26,062	(4)%	(4)%	1%	0%	2,595	2,139	21%	10.3%	8.2%	9-13%
Industry Automation	4,698	4,193	12%	11%	1%	0%	4,410	4,268	3%	3%	1%	0%	714	473	51%	16.2%	11.1%	12-17%
Drive Technologies	5,246	5,071	3%	3%	1%	0%	4,946	5,713	(13)%	(14)%	1%	0%	573	675	(15)%	11.6%	11.8%	11-16%
Building Technologies	5,111	5,066	1%	0%	1%	0%	4,954	5,185	(4)%	(5)%	1%	0%	308	269	14%	6.2%	5.2%	7-10%
OSRAM	3,429	2,979	15%	15%	0%	0%	3,429	2,979	15%	15%	0%	0%	432	108	>200%	12.6%	3.6%	10-12%
Industry Solutions	4,148	4,823	(14)%	(15)%	1%	0%	4,381	5,117	(14)%	(15)%	1%	0%	158	327	(52)%	3.6%	6.4%	5-7%
Mobility	4,264	5,012	(15)%	(15)%	1%	(1)%	4,751	4,696	1%	1%	1%	(1)%	399	289	38%	8.4%	6.2%	5-7%
Energy Sector	21,061	23,589	(11)%	(11)%	1%	0%	18,260	19,032	(4)%	(5)%	1%	1%	2,608	2,437	7%	14.3%	12.8%	11-15%
Fossil Power Generation	6,387	9,919	(36)%	(36)%	0%	0%	7,051	7,147	(1)%	(1)%	0%	0%	1,127	948	19%	16.0%	13.3%	11-15%
Renewable Energy	4,475	4,037	11%	11%	0%	0%	2,295	2,274	1%	(4)%	1%	4%	265	306	(13)%	11.5%	13.5%	12-16%
Oil & Gas	3,477	3,087	13%	10%	3%	0%	2,975	3,186	(7)%	(9)%	3%	0%	361	359	1%	12.1%	11.3%	10-14%
Power Transmission	4,922	4,724	4%	3%	1%	0%	4,264	4,535	(6)%	(7)%	1%	0%	536	503	7%	12.6%	11.1%	10-14%
Power Distribution	2,273	2,353	(3)%	(5)%	1%	0%	2,096	2,421	(13)%	(15)%	1%	0%	298	310	(4)%	14.2%	12.8%	11-15%
Healthcare Sector(3)	9,075	8,619	5%	5%	1%	0%	8,951	8,785	2%	1%	1%	0%	1,521	967	57%	17.0%	11.0%	14-17%
Imaging & IT	5,462	5,019	9%	8%	0%	0%	5,337	5,231	2%	2%	0%	0%	1,060	804	32%	19.9%	15.4%	14-17%
Workflow & Solutions	1,091	1,169	(7)%	(8)%	1%	0%	1,100	1,118	(2)%	(3)%	1%	0%	88	(83)	—	8.0%	(7.4)%	11-14%
Diagnostics(4)	2,696	2,622	3%	2%	0%	0%	2,690	2,626	2%	2%	0%	0%	358	241	49%	13.3%	9.2%	16-19%

Total Sectors	55,212	57,382	(4)%	(4)%	1%	0%	52,299	53,879	(3)%	(4)%	1%	0%	6,724	5,543	21%

Siemens IT Solutions and Services	3,096	3,403	(9)%	(8)%	0%	(1)%	3,069	3,527	(13)%	(12)%	0%	(1)%	(74)	90	—	(2.4)%	2.6%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

(3)	In fiscal 2010, the profit margin effect from PPA was 1.5 percentage points and profit margin excluding PPA was 18.5%. In fiscal 2009, the profit margin effect from PPA and integration costs was 2.1 percentage points and profit margin excluding PPA effects and integration costs was 13.1%.

(4)	In fiscal 2010, the profit margin effect from PPA was 4.9 percentage points and profit margin excluding PPA was 18.2%. In fiscal 2009, the profit margin effect from PPA and integration costs was 6.9 percentage points and profit margin excluding PPA effects and integration costs was 16.1%.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended June 30, 2010 and 2009
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Sectors and Divisions
Industry Sector	900	534	(6)	—	(8)	(2)	914	536	91	90	162	175	1,167	801
Industry Automation	278	100	(2)	(1)	2	(1)	277	102	45	45	24	25	346	172
Drive Technologies	219	171	(2)	(2)	—	(1)	220	174	11	10	36	38	268	222
Building Technologies	93	69	1	1	—	—	92	68	19	18	22	23	133	109
OSRAM	127	8	(8)	—	—	3	135	5	4	5	54	57	194	67
Industry Solutions	75	90	2	2	(3)	(1)	76	89	6	8	15	17	97	114
Mobility	107	98	1	—	(7)	(1)	114	99	5	3	10	17	129	119
Energy Sector	925	863	17	20	(7)	(3)	915	846	26	17	91	81	1,032	944
Fossil Power Generation	379	347	5	9	(5)	(3)	379	341	6	4	31	26	415	371
Renewable Energy	129	100	2	1	(1)	(1)	128	100	8	2	15	13	151	115
Oil & Gas	108	132	—	—	—	(1)	108	133	6	6	16	14	131	153
Power Transmission	205	183	9	10	—	3	196	170	3	3	20	17	218	190
Power Distribution	102	97	1	—	—	(1)	101	98	3	3	8	9	112	110
Healthcare Sector	506	270	2	1	1	2	503	267	79	85	90	87	672	439
Imaging & IT	329	277	2	1	—	—	327	276	27	38	20	22	373	336
Workflow & Solutions	22	(107)	—	(1)	—	2	22	(108)	2	2	8	5	32	(101)
Diagnostics	121	104	—	—	—	2	121	102	50	46	60	57	232	205

Total Sectors	2,331	1,667	13	21	(14)	(3)	2,332	1,649	196	192	343	343	2,871	2,184

Equity Investments	2	157	(6)	(151)	7	2	—	306	—	—	—	—	—	306
Cross-Sector Businesses
Siemens IT Solutions and Services	(81)	19	3	7	(1)	1	(83)	11	14	11	22	28	(48)	50
Siemens Financial Services (SFS)	113	87	25	27	78	45	10	15	2	2	87	78	99	95
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(16)	(99)	—	—	1	—	(17)	(99)	—	—	2	4	(15)	(95)
Siemens Real Estate (SRE)	107	244	—	—	(15)	(9)	123	253	1	1	67	41	190	295
Corporate items and pensions	(266)	(431)	—	(1)	(6)	(112)	(261)	(318)	4	6	11	16	(245)	(296)
Eliminations, Corporate Treasury and other reconciling items	(125)	18	—	—	(88)	37	(37)	(19)	—	—	(14)	(15)	(51)	(34)

Siemens	2,064	1,662	34	(97)	(38)	(39)	2,068	1,798	216	212	517	495	2,801	2,505

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment net of reversals. Includes impairments of goodwill of €— and €7 for the three months ended June 30, 2010 and 2009, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the nine months ended June 30, 2010 and 2009
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Sectors and Divisions
Industry Sector	2,595	2,139	(3)	—	(13)	(10)	2,611	2,149	265	273	477	503	3,353	2,925
Industry Automation	714	473	(2)	(2)	2	1	715	474	133	136	65	71	913	681
Drive Technologies	573	675	(1)	(2)	(1)	(2)	575	679	33	34	106	107	714	820
Building Technologies	308	269	5	3	1	(2)	302	268	55	52	66	69	423	389
OSRAM	432	108	(10)	1	—	1	443	106	13	19	162	166	618	291
Industry Solutions	158	327	4	2	(5)	—	159	325	19	25	43	48	221	398
Mobility	399	289	3	(2)	(11)	(7)	407	298	10	7	35	43	453	348
Energy Sector	2,608	2,437	56	44	(16)	(16)	2,568	2,409	69	52	252	220	2,889	2,681
Fossil Power Generation	1,127	948	14	21	(11)	(16)	1,124	943	13	12	86	72	1,223	1,027
Renewable Energy	265	306	8	3	(3)	(1)	259	304	21	5	39	31	319	340
Oil & Gas	361	359	—	—	(1)	(1)	363	360	20	20	43	41	425	421
Power Transmission	536	503	28	19	1	4	508	480	8	8	56	48	571	536
Power Distribution	298	310	6	1	(2)	(2)	294	311	8	7	24	24	325	342
Healthcare Sector	1,521	967	11	25	10	8	1,501	934	219	232	259	260	1,978	1,426
Imaging & IT	1,060	804	5	5	2	1	1,053	798	74	91	59	63	1,187	952
Workflow & Solutions	88	(83)	—	10	1	1	88	(94)	4	4	19	17	111	(73)
Diagnostics	358	241	—	—	5	7	353	234	140	137	176	174	669	545

Total Sectors	6,724	5,543	64	69	(19)	(18)	6,679	5,492	553	557	988	983	8,219	7,032

Equity Investments	(10)	129	(59)	(195)	28	26	22	298	—	—	—	—	22	298
Cross-Sector Businesses
Siemens IT Solutions and Services	(74)	90	13	21	—	2	(87)	67	34	32	67	110	15	209
Siemens Financial Services (SFS)	310	270	66	112	212	95	33	63	5	4	243	235	280	302
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(56)	(233)	—	—	3	1	(59)	(234)	1	1	5	44	(53)	(189)
Siemens Real Estate (SRE)	275	326	—	—	(39)	(25)	314	351	1	1	198	115	513	467
Corporate items and pensions	(710)	(1,120)	—	(1)	(101)	(300)	(610)	(819)	11	19	37	46	(561)	(754)
Eliminations, Corporate Treasury and other reconciling items	(169)	(273)	2	(35)	(73)	(144)	(98)	(94)	—	—	(45)	(51)	(143)	(145)

Siemens	6,290	4,732	85	(29)	10	(362)	6,194	5,124	605	614	1,493	1,482	8,292	7,220

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment net of reversals. Includes impairments of goodwill of €— and €23 for the nine months ended June 30, 2010 and 2009, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, July 29, 2010
Legal Proceedings
For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2009 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2009 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information—Risk factors” and “Item 4: Information on the Company—Legal proceedings.”
Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
Public corruption proceedings
Governmental and related proceedings
On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens does not expect a significant impact on its business, results of operations or financial condition from this decision. On December 22, 2009, Siemens filed a request to lift the existing suspension.
In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens.

Siemens AG	1 / 6
Corporate Communications and Government Affairs
Compliance Communications
80200 Munich

In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens must also withdraw all pending bids, including proposals for consulting contracts, in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens has undertaken to pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 million relating to the global settlement agreement with the World Bank Group. In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO did not contest the debarment.
In November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before 2007 to the responsible South African authorities.
On December 30, 2009, the Anti Corruption Commission of Bangladesh (ACC) sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens’ former Communications (Com) Group undertaken prior to 2007. On January 4, 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006. On February 16, 2010, the ACC sent a request for additional information.
On June 23, 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Industry project in Thailand. Siemens is cooperating with the authority.
The Company remains subject to corruption-related investigations in several jurisdictions around the world.

Siemens AG	2 / 6
Corporate Communications and Government Affairs
Compliance Communications
80200 Munich

As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public tenders or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During the first nine months of fiscal 2010, based on binding agreements including with the relevant authority, the Company recognized an amount of €40 million in Other operating income from the agreed recovery of funds from one of these accounts.
Civil litigation
As already disclosed by the Company in press releases, Siemens AG asserted claims for damages against former members of the Managing and Supervisory Board. The Company based its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As required by law, the settlements between the Company and individual board members were subject to approval by the Annual Shareholders’ Meeting. The Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100 million. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also agreed to the settlement with respect to claims under the D&O insurance. During the second quarter of fiscal 2010, Siemens AG received certain benefits as required under the aforementioned settlement agreements with the result that an amount of €96 million net of related cost was recognized primarily in Other operating income. Thereof €84 million resulted from the settlement agreement with the D&O insurers and €12 million resulted from settlement agreements with former board members. The former board members used claims they had against the Company to set off a portion of their obligations under the aforementioned settlement agreements. The remaining amount was or will be settled by the former board members in cash.

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On January 25, 2010 Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger. The defendants have not yet replied to the complaint filed by Siemens AG.
As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens A. Ş. Turkey and OSRAM Middle East FZE, Dubai are among the 93 named defendants. Process was served upon all three Siemens affiliates.
As previously reported, the Company has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. The Company is assessing whether any basis exists for such claims.
A securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. The Company will defend itself against the lawsuit.
Antitrust proceedings
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010. On April 6, 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court.
In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the USA including, among others, Siemens AG.

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In April 2010, authorities in Korea and Mexico informed the company that similar proceedings had been initiated. Siemens is cooperating with the authorities. On June 1, 2010, the New Zealand Commerce Commission notified Siemens that their investigation had been closed.
On February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, including Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A., in response to allegations of anti-competitive agreements relating to a 2009 public tender process for the supply of medical equipment to the procurement entity for the public healthcare sector in the region of Campania, So.Re.Sa. Siemens is cooperating with the authority.
Other proceedings
As previously reported, the Company is a member of a supplier consortium that has contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. The Company’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned affiliate, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are disputed. In December 2008 the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation and damages in the amount of approximately €1 billion. TVO rejected the demand for an extension of time and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay, claimed to amount to €1.4 billion based on estimated completion of the plant in June 2012 with a delay of 38 months. Assuming the full cooperation of all involved parties, nuclear fuel is expected to be loaded into the reactor at the end of 2012 in order to commence the commissioning phase of the overall plant. This testing phase will last several months. As of today, completion is expected to occur by the end of the 2013 calendar year.
Investigations and proceedings currently being conducted by the Greek Parliamentary Investigation Committee, the public prosecutor and the criminal courts in Greece against — among others — former board members and executives of Siemens A.E. based on bribery and fraud allegations might have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and also affect the future business activities of Siemens A.E. in Greece.
The Greek tax authorities have audited Siemens A.E.’s books for the 1997 to 2003 and 2004 to 2007 tax years.

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In the third quarter of fiscal 2010, based on a preliminary communication of the findings of the tax audits, Siemens A.E. made payments under a tax act enacted in April 2010 to settle certain matters for which provisions had been established.
The EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian prosecutor DNA are currently investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (now SIS Romania) to modernize the IT infrastructure of the Romanian judiciary.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: July, 29 2010	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling